UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSJON
                             WASHINGTON, D.C. 20549


                                    FORM 11-K
                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
              THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   For the transition period from ____ to ____

                          COMMISSION FILE NO. 333-62207

                A. Full title of the Plan and the address of
                     the Plan, if different from that of the
                               issuer named below:

                                  (the "Plan")
                         CHELSEA GCA 401(K) SAVINGS PLAN

                B. Name of the issuer of the securities held pursuant to the
                     Plan and the address of its principal executive office:

                            CHELSEA GCA REALTY, INC.
                             103 EISENHOWER PARKWAY
                           ROSELAND, NEW JERSEY 07068

                            Financial Statements and
                             Supplemental Schedules

                         Chelsea GCA 401(k) Savings Plan

                                DECEMBER 31, 1998

                         Chelsea GCA 401(k) Savings Plan

                 Financial Statements and Supplemental Schedules

                                December 31, 1998



                                    CONTENTS

Report of Independent Auditors.............................................1

Financial Statements

Statements of Net Assets Available for Plan Benefits- with
   Fund Information........................................................2
Statement of Changes in Net Assets Available for Plan Benefits-with
   Fund Information........................................................4
Notes to Financial Statements..............................................5

Supplemental Schedules

Schedule of Assets Held for Investment....................................12
 Schedule of Reportable Transactions......................................13

                         Report of Independent Auditors

Chelsea GCA 401(k) Savings Plan
Retirement and Benefits Committee

We have audited the accompanying statements of net assets available for plan benefits-with fund information of Chelsea GCA 401(k) Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits-with fund information for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of management. The Fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                       ERNST & YOUNG LLP


June 2, 1999

                         Chelsea GCA 401(k) Savings Plan

    Statement of Net Assets Available for Plan Benefits-with Fund Information

                                December 31, 1998

                                                                       Fund Information
---------------------------------------------------------------------------------------------------------------
                                                                  The Merrill Lynch Trust
---------------------------------------------------------------------------------------------------
                                              Corporate                                               Chelsea
                                              Bond                                                    GCA
                                              Fund                                                    Realty,
                         Basic              Investment   Global              Retirement   CMA         Inc.      Participant
                         Value  Capital    Grade        Allocation   Growth  Preservation Money       Common    Loans
                         Fund    Fund      Portfolio    Fund         Fund    Trust        Fund  Cash  Stock     Receivable     Total
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Investments,
  at fair value        $505,394   $183,111  $132,806   $140,367    $549,035  $71,165    $1,382  $2,395 $115,238  $32,230  $1,733,123
Employee contribution
  receivable              9,681      4,528     2,962      3,276      13,372    1,343                      2,333              37,495
Employer contribution
  receivable              3,350      1,571       815      1,201       4,566      534                        963              13,000
                       -------------------------------------------------------------------------------------------------------------
Net assets available
 for plan benefits at
 December 31, 1998     $518,425   $189,210  $136,583   $144,844    $566,973  $73,042    $1,382  $2,395 $118,534  $32,230  $1,783,618
                       =============================================================================================================


SEE ACCOMPANYING NOTES.

                         Chelsea GCA 401(k) Savings Plan

    Statement of Net Assets Available for Plan Benefits-with Fund Information

                                December 31, 1997

                                                              Fund Information
                       ------------------------------------------------------------------------------------------
                                                            The Merrill Lynch Trust
                               --------------------------------------------------------------------
                                         Corporate                                                   Chelsea
                                         Bond                                                        GCA
                                         Fund                                                        Realty,
                        Basic            Investment    Global              Retirement   CMA          Inc.        Participant
                        Value  Capital   Grade         Allocation Growth   Preservation Money        Common      Loans
                        Fund   Fund      Portfolio     Fund       Fund     Trust        Fund   Cash  Stock       Receivable   Total
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Investments,
  at fair value       $287,522  $99,238   $90,029    $91,889     $562,335    $49,964   $3,432  $1,363  $74,961  $17,822   $1,278,555
Employee contributions
  receivable             4,891    4,025     2,304      2,644       12,478      1,019                     2,272                29,633
                      --------------------------------------------------------------------------------------------------------------
Net assets available
  for plan benefits at
  December 31, 1997   $292,413 $103,263   $92,333    $94,533     $574,813    $50,983   $3,432  $1,363  $77,233  $17,822   $1,308,188
                      ==============================================================================================================



SEE ACCOMPANYING NOTES.

                         Chelsea GCA 401(k) Savings Plan

              Statement of Changes in Net Assets Available for Plan
                         Benefits-with Fund Information

                                December 31, 1998


                                                               Fund Information
                           -------------------------------------------------------------------------------------
                                                             The Merrill Lynch Trust
                           -----------------------------------------------------------------------------
                                               Corporate                                               Chelsea
                                               Bond                                                    GCA
                                               Fund                                                    Realty,
                            Basic             Investment  Global            Retirement    CMA          Inc.     Participant
                            Value  Capital   Grade       Allocation Growth  Preservation  Money        Common   Loans
                            Fund   Fund      Portfolio   Fund       Fund    Trust         Fund   Cash  Stock    Receivable    Total
------------------------------------------------------------------------------------------------------------------------------------
Net assets available
  for plan benefits at
  January 1, 1998        $292,413  $103,263  $92,333   $94,533    $574,813   $50,983    $3,432  $1,363  $77,233  $17,822 $1,308,188
Additions:
 Employee contributions   107,239    62,299   35,713    44,946     192,645    12,566      -        -     38,504      -      493,912
 Employee contributions
  receivable                9,681     4,528    2,962     3,276      13,372     1,343      -        -      2,333      -       37,495
 Employer contributions    27,881    19,888    9,384    13,651      52,411     3,500      -        -     10,528      -      137,243
 Employer contributions
  receivable                3,350     1,571      815     1,201       4,566       534      -        -        963      -       13,000
 Investment income         32,472     8,320    5,968    14,714       4,467        -        398   1,032    5,147      -       72,518
                        ------------------------------------------------------------------------------------------------------------
                          180,623    96,606   54,842    77,788     267,461    17,943       398   1,032   57,475   17,822    754,168
                        ------------------------------------------------------------------------------------------------------------
Participant withdrawals   (28,279)  (13,067) (22,809)   (7,558)    (31,866)   (8,471)   (2,448)    -     (3,973)           (118,471)
                       ------------------------------------------------------------------------------------------------------------
                          (28,279)  (13,067) (22,809)   (7,558)    (31,866)   (8,471)   (2,448)    -     (3,973)     -     (118,471)

Net realized and changes
 in unrealized appreciation
 (depreciation) in fair
 value of investments       1,675    (2,604)   1,692   (15,183)   (142,719)    3,434       -       -     (6,562)     -     (160,267)
Interfund transfers        74,067     7,240   10,514    (3,836)    (94,093)    9,402       -       -     (3,294)     -         -
Loan disbursements/
 proceeds, net             (2,074)   (2,228)      11      (900)     (6,623)     (249)      -       -     (2,345)  14,408       -
                       -------------------------------------------------------------------------------------------------------------
Net increase
 (decrease)                73,668     2,408   12,217   (19,919)   (243,435)   12,587       -       -    (12,201)  14,408   (160,267)
                       -------------------------------------------------------------------------------------------------------------
Net assets available
 for plan benefits
 at December 31, 1998    $518,425  $189,210 $136,583  $144,844   $ 566,973   $73,042    $1,382  $2,395 $118,534  $32,230 $1,783,618
                               =====================================================================================================


SEE ACCOMPANYING NOTES.

                         Chelsea GCA 401(k) Savings Plan

                          Notes to Financial Statements

                                December 31, 1998


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

METHOD OF ACCOUNTING

The financial statements of Chelsea GCA 401(k) Savings Plan (the "Plan") are presented on the accrual basis of accounting.

INVESTMENTS

Investments are valued at fair value using share values of the funds as reported by Merrill Lynch on December 31, 1998 and 1997, respectively.

Appreciation or depreciation of securities represents realized gains and the change in fair value during the year.

INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 26, 1998, stating the Plan is qualified: (1) under Section 401(a) of the Internal Revenue Code (the "Code"); (2) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan sponsored and administered by Chelsea GCA Realty Partnership, L.P. (the "Partnership") and was established for the purpose of allowing Plan members to make tax-deferred contributions through voluntary payroll withholdings in order to accumulate benefits to be paid upon retirement. The Partnership

                         Chelsea GCA 401(k) Savings Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

pays all administrative expenses incurred by the Plan except for a fee of $.25 per share for all purchase and sale transactions of Chelsea GCA Realty, Inc. common stock which is paid by the participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

All employees of the Partnership are eligible to participate in the Plan after completing 1,000 hours or one year of service and attaining age 21. Employees who elect to enroll in the Plan may elect to have from 1% to 15% of their pre-tax gross pay (for up to a 40 hour work week) contributed to their account each pay period. This deduction may not exceed the maximum amount allowed under the IRC of $10,000 and $9,500 in 1998 and 1997, respectively. Rollover contributions of $2,859 and $3,519 in 1998 and 1997, respectively, were made by participants from other qualified Plans.

Merrill Lynch Asset Management, Inc. serves as trustee (the "Trustee") of the Plan. The Trustee has invested the assets of the Plan in funds maintained in pooled separate accounts held by Merrill Lynch Trust.

Employees participating in the Plan are eligible to receive a benefit upon their normal retirement date, disability retirement date or termination date, equal to the amount in their individual account. Participants are always 100% vested in their contributions including the earnings thereon.

Participants are eligible to borrow from their account. The minimum loan is $500. A participant may borrow 50% of his or her account to a maximum of $50,000. The loans must be paid back within five years. The loans bore interest at a rate of 8.99% at December 31, 1998 and 1997.

Participants are permitted to invest their contributions in any of the following investment vehicles:

          MERRILL LYNCH BASIC VALUE FUND

          This fund seeks capital appreciation and, secondarily, income by investing in primarily equity securities that are undervalued and represent basic investment value. Particular emphasis is placed on securities which provide an above average dividend return and sell at a below average price-earnings ratio.

                         Chelsea GCA 401(k) Savings Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

          MERRILL LYNCH CAPITAL FUND

          The objective of the fund is to achieve the highest total investment return through flexibility of investments in equity, debt or other convertible securities, as well as investing in quality companies.

          MERRILL LYNCH CORPORATE BOND FUND INVESTMENT GRADE PORTFOLIO

          This fund seeks primarily to attain the highest level of current income by investing in a diversified portfolio of fixed income securities, such as corporate bonds and notes, convertible securities, preferred stocks and government obligations. As a secondary objective, the fund seeks capital appreciation, when consistent with the primary objective.

          MERRILL LYNCH GLOBAL ALLOCATION FUND

          The fund seeks a high total investment return, consistent with prudent risk, utilizing United States and foreign equity, debt and money market securities. Total investment return is the aggregate of capital value changes and income.

          MERRILL LYNCH GROWTH FUND

          The investment objectives of the fund are to seek growth of capital and, secondarily, income by investing in a diversified portfolio of equity securities.

          MERRILL LYNCH RETIREMENT PRESERVATION TRUST

          This is a fixed income portfolio which invests in guaranteed investment contracts of insurance companies, bank investment contracts, money market instruments and United States Government Agency Securities.

          CHELSEA GCA REALTY, INC. COMMON STOCK

          Participants are offered the opportunity to purchase the common stock of Chelsea GCA Realty, Inc. The stock is currently traded on the open market.

                         Chelsea GCA 401(k) Savings Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

As of January 1, 1998 the Plan was amended to include an employer discretionary matching contribution in an amount not to exceed 100% of each participant's first 6% of yearly compensation contributed to the Plan. For the 1998 Plan year, the matching contribution was equal to 50% of each participant's first 6% contributed to the Plan.

Employees with the following titles are not eligible to participate in the matching contribution: Vice President, Executive Vice President, Chief Operating Officer, President, CFO, Vice Chairman, and Chairman and CEO.

Participants shall have a vested percentage in the matching contributions as follows:

After 1 year of vesting service                               20%
After 2 years of vesting service                              40%
After 3 years of vesting service                              60%
After 4 years of vesting service                              80%
After 5 years of vesting service                              100%


While the Partnership hopes and expects to continue the Plan indefinitely, it reserves the right to terminate, amend or modify the Plan at any time.

This is not a complete description of the Plan. For more information on the Plan, see the Summary Plan Description available at the office of the Administrator.

                         Chelsea GCA 401(k) Savings Plan

3. INVESTMENTS

As indicated by the Trustee, the following investments, exclusive of receivables, as of December 31, 1998 and 1997 represent 5% or more of the Plan's net assets at fair value:

1998
The Merrill Lynch Trust:
  Merrill Lynch Basic Value Fund                                    $  505,394
  Merrill Lynch Capital Fund                                           183,111
  Merrill Lynch Corporate Bond Fund Investment Grade Portfolio         132,806
  Merrill Lynch Global Allocation Fund                                 140,367
  Merrill Lynch Growth Fund for Investment & Retirement                549,035
  Chelsea GCA Realty, Inc. Common Stock                                115,238


1997
The Merrill Lynch Trust:
  Merrill Lynch Basic Value Fund                                    $  287,522
  Merrill Lynch Capital Fund                                            99,238
  Merrill Lynch Corporate Bond Fund Investment Grade Portfolio          90,029
  Merrill Lynch Global Allocation Fund                                  91,889
  Merrill Lynch Growth Fund for Investment & Retirement                562,335
  Chelsea GCA Realty, Inc. Common Stock                                 74,961

                         Chelsea GCA 401(k) Savings Plan

3. INVESTMENTS (CONTINUED)

The Trustee has reported units and per unit values, exclusive of receivables, as follows:


                                                                   The Merrill Lynch Trust
                     ---------------------------------------------------------------------------------------------------------------
                                                               Corporate Bond          Global
                                                               Fund Investment        Allocation                Growth
                      Basic Value Fund       Capital Fund      Grade Portfolio          Fund                    Fund
                     -------------------   -----------------   ----------------     ----------------      -------------------
                     Units    Per Unit     Units   Per Unit    Units    Per Unit    Units     Per Unit    Units     Per Unit
                     -------  --------    -------  --------    -------  --------    -------   ----------  --------  ----------
December 31, 1997     7,860.1  $36.58     2,936.9  $33.79      7,842.3   $11.48      6,591.8   $13.94      21,284.5   $ 26.42
March 31, 1998        8,745.5   40.69     3,313.3   36.68      8,539.9    11.47      8,332.3    14.74      21,401.0     26.90
June 30, 1998        10,551.0   40.78     4,163.0   36.28      9,889.1    11.59      9,301.2    14.63      22,075.9     24.18
September 30, 1998   12,159.8   33.92     4,859.8   31.04      9,911.1    11.78      9,113.7    12.45      24,492.2     19.39
                   =================================================================================================================
December 31, 1998    13,495.1  $37.45     5,430.4  $33.72     11,389.9   $11.66     11,301.7   $12.42      27,659.2   $ 19.85
                   =================================================================================================================


                                                                                       Chelsea GCA
                                  Retirement                                           Realty, Inc.
                              Preservation Trust            CMA Money Fund             Common Stock
                           ------------------------       --------------------      ---------------------
                              Units        Per Unit       Units     Per Unit        Unit       Per Unit
                            ----------     ---------      --------  ---------      --------    ---------
December 31, 1997           49,964.0       $ 1.00         3,432      $ 1.00        1,963       $ 38.18
March 31, 1998              52,554.0         1.00         3,271        1.00        2,145         37.00
June 30, 1998               71,270.3         1.00         1,604        1.00        2,472         40.00
September 30, 1998          68,837.0         1.00         2,396        1.00        2,842         34.25
========================================================================================================
December 31, 1998           71,165.0       $ 1.00         1,382      $ 1.00        3,226       $ 35.63
========================================================================================================

                         Chelsea GCA 401(k) Savings Plan

                                December 31, 1998

4. PARTIES-IN-INTEREST

During 1998 and 1997, the Plan did not enter into any transactions with parties-in-interest.

5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits in the financial statements to Form 5500:

                                                     YEAR ENDED DECEMBER 31
                                                     1998             1997
                                             -----------------------------------

Net assets available for plan benefits
  per the financial statements                     $  1,783,618     $1,308,188
Employee contributions receivable                       (37,495)       (29,633)
Employer contribution receivable                        (13,000)          -
Other receivables                                        (3,774)        (2,665)
                                                -------------------------------
 Net assets available for plan
   benefits per Form 5500                          $  1,729,349     $1,275,890
                                                ===============================

6. YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsor does not expect this project to have a significant effect on plan operations.

                             Supplemental Schedules

                         Chelsea GCA 401(k) Savings Plan

                           Assets Held for Investment

                                December 31, 1998

                                                          Number of                                  Current
    IDENTITY OF ISSUE                                    Units/Shares              Cost Basis         Value
-----------------------------------------------------------------------------------------------------------------
The Merrill Lynch Trust:
  Merrill Lynch Basic Value Fund                            13,495.1              $  469,773       $  505,394
  Merrill Lynch Capital Fund                                 5,430.4                 179,443          183,111
  Merrill Lynch Corporate Bond Fund
    Investment Grade Portfolio                              11,389.9                 130,881          132,806
  Merrill Lynch Global Allocation Fund                      11,301.7                 160,116          140,367
  Merrill Lynch Growth Fund for Investment & Retirement     27,659.2                 641,044          549,035
  Merrill Lynch Retirement Preservation Trust               71,165.0                  71,165           71,165
  Merrill Lynch CMA Money Fund                               1,382.0                   1,382            1,382
                                                                              -----------------------------------
                                                                                   1,653,804        1,583,260
Cash                                                                                   2,395            2,395
Chelsea GCA Realty, Inc. Common Stock                        3,226.0                 114,205          115,238

Participant loans receivable
  (interest rates range from 8.73% to
  8.99% maturing through 2001)                                                           -             32,230
                                                                              ------------------------------------
Total investments                                                               $  1,770,404     $  1,733,123
                                                                              ====================================

                         Chelsea GCA 401(k) Savings Plan

                             Reportable Transactions

                                December 31, 1998

                                                                              Fair Value of
                                                               Purchase       Transaction upon
    DESCRIPTION OF ASSET                     Cost Basis         Price         Sale or Redemption       Gain/(Loss)
-------------------------------------------------------------------------------------------------------------------
CATEGORY (i)--SINGLE TRANSACTIONS IN
   EXCESS OF 5% OF PLAN ASSETS
Merrill Lynch CMA Money Fund (I)               75,131         $  75,131         $
Merrill Lynch CMA Money Fund (1)               67,023                              67,023
Merrill Lynch CMA Money Fund (1)               54,214            54,214
Merrill Lynch CMA Money Fund (1)               48,823                              48,823
Merrill Lynch CMA Money Fund (1)               80,167            80,167
Merrill Lynch CMA Money Fund (1)               71,608                              71,608
Merrill Lynch CMA Money Fund (1)               53,035            53,035
Merrill Lynch CMA Money Fund (1)               47,829                              47,829
Merrill Lynch CMA Money Fund (1)               43,474            43,474
Merrill Lynch CMA Money Fund (1)               57,307            57,307
Merrill Lynch CMA Money Fund (1)               43,474                              43,474
Merrill Lynch CMA Money Fund (1)               50,998                              50,998
Merrill Lynch CMA Money Fund (1)               56,735            56,735
Merrill Lynch CMA Money Fund (1)               50,734                              50,734
Merrill Lynch CMA Money Fund (1)               57,539            57,539
Merrill Lynch CMA Money Fund (1)               51,630                              51,630
Merrill Lynch CMA Money Fund (1)               82,352            82,352
Merrill Lynch CMA Money Fund (1)               46,736            46,736
Merrill Lynch CMA Money Fund (1)               74,350                              74,350
Merrill Lynch CMA Money Fund (1)               47,171                              47,171


                         Chelsea GCA 401(k) Savings Plan


                                                                                Fair Value of
                                                               Purchase         Transaction upon
      DESCRIPTION OF ASSET                  Cost Basis          Price           Sale or Redemption       Gain/(Loss)
-------------------------------------------------------------------------------------------------------------------
CATEGORY (iii)--SERIES OF TRANSACTIONS
 IN EXCESS OF 5% OF PLAN ASSETS
Merrill Lynch Basic Value Fund (25)        $  266,106        $  266,106
Merrill Lynch Basic Value Fund (44)            41,291                            $  47,546              $ 6,255
Merrill Lynch Capital Fund (35)               102,842           102,842
Merrill Lynch Capital Fund (16)                 8,286                                8,742                  456
Merrill Lynch Corporate Bond Fund
  Investment Grade Portfolio (44)              65,037            65,037
Merrill Lynch Corporate Bond Fund
  Investment Grade Portfolio (19)              15,384                              15,512                   128
Merrill Lynch Global Allocation Fund (32)      95,558            95,558
Merrill Lynch Global Allocation Fund (36)      32,708                              31,897                  (811)
Merrill Lynch Growth Fund for Investment
  & Retirement (32)                           268,467           268,467
Merrill Lynch Growth Fund for Investment
  & Retirement (36)                           128,544                             133,212                 4,668
Merrill Lynch CMA Money Fund (69)             775,312           775,312
Merrill Lynch CMA Money Fund (78)             777,362                             777,362

   Numbers in brackets ( ) represent number of transactions.

THERE WERE NO CATEGORY (ii) OR (iv) REPORTABLE TRANSACTIONS DURING THE YEAR ENDED DECEMBER 31, 1998.

                         Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-62207) pertaining to the Chelsea GCA 401(k) Savings Plan of our report dated June 2, 1999, with respect to the financial statements of the Chelsea GCA 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1998.


                                                    /s/Ernst & Young LLP

New York, New York
June 28, 1999

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                   Chelsea GCA Realty, Inc. (Registrant)

                                   By: /s/ Leslie T. Chao
                                      ---------------------------
                                       Leslie T. Chao
                                       President

Date: June 28, 1999